PFS BANCORP, INC.

1730 Fourth Street

Peru, IL 61354

August 9, 2023

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PFS Bancorp, Inc.
Registration Statement on Form S-1 (Commission File No. 333-270452)
Request for Acceleration of Effective Date

To Whom It May Concern:

PFS Bancorp, Inc. hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, be accelerated to August 11, 2023 at 11:00 a.m., Eastern time, or as soon thereafter as is practicable.

Please contact Victor L. Cangelosi, of Luse Gorman, PC ((202) 274-2028), if you have any questions concerning this matter.

Very truly yours,

/s/ Eric J. Heagy
Eric J. Heagy
President, Chief Executive Officer and Chief Financial Officer